EXHIBIT 4.6

Conditional Share Award

granted to Trevor Matthews on 2 December 2011

TERMS AND CONDITIONS

INTRODUCTION

You were granted a conditional share award (the “Award”) on the commencement of your employment. Details of the Award are set out in your grant statement. The purpose of this booklet is to explain the terms and conditions of the Award and how the Award will operate. If you have additional questions after reading this booklet, please contact the Group General Counsel and Company Secretary in the first instance.

THE AWARD IN BRIEF

•	The Company has granted you an award of shares in the Company to the value of £2,020,000 (two million and twenty thousand pounds sterling). The number of shares subject to your Award has been calculated based on the average of the closing middle market price of the Company’s shares over the three business days immediately preceding your date of employment, 2 December 2011. The Award will vest (as defined below) on the following dates, subject to the terms and conditions set out in this booklet.

•	1/3rd (one third) of the Award, rounded down to the nearest whole number of shares, will vest on the first business day in March 2012 which is not subject to Dealing Restrictions;

•	1/3rd (one third) of the Award, rounded down to the nearest whole number of shares, will vest on the first business day in March 2013 which is not subject to Dealing Restrictions; and

•	the remaining proportion of the Award will vest on the first business day in March 2014 which is not subject to Dealing Restrictions.

•	Generally, the shares comprised in each tranche of the award will only vest if you remain an employee of the Company or a group company of Aviva plc on each of the relevant vesting dates.

•	On vesting, an additional number of shares or amount of cash (as determined by the Remuneration Committee) will be paid to you in lieu of dividends notionally paid and reinvested between the grant date and the date of vesting in respect of the number of shares which have vested.

•	If your employment is terminated due to resignation or due to dismissal for gross misconduct or gross incompetence, your Award will be forfeited as follows:

•	the Company will reclaim any part of the Award, including shares or cash in respect of dividends, which have vested during the twelve months prior to the termination date; and

•	any part of the Award that has not vested will lapse.

•	If your employment is terminated due to retirement (with the agreement of your employer) or due to dismissal (other than for gross misconduct or gross incompetence), any unvested part of the Award will vest on the termination date and the Company will not reclaim any part of the Award, including shares or cash in respect to dividends, which have vested during the twelve months prior to the termination date.

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QUESTIONS & ANSWERS

1.	What are the conditions attaching to my Award?

The vesting of shares subject to the Award will be conditional on your continued employment with the Company or a group company of Aviva plc on each of the relevant vesting dates, ie:-

•         the first dealing day of March 2012, which is not subject to Dealing Restrictions, for the first tranche;

•         the first dealing day of March 2013, which is not subject to Dealing Restrictions, for the second tranche, and

•         the first dealing day of March 2014, which is not subject to Dealing Restrictions, for the final tranche.

If you leave the Company (or a group company) or the there is a change of control of the Company, some or all of the Award may vest early. Please see Question 5 for more information.

2.	What does vest mean?

Vest or vesting means that you become entitled to have some or all of the shares under Award released to you and transferred into your name.

3.	What does release of shares mean and when are shares released?

Your shares will be released to you within 30 days of vesting. This means that the shares will be transferred into your name and you will become the owner of those shares. You do not have to pay any money for the shares. The shares are transferred to you free of charge. See Question 7 for details of any tax consequences of which you need to be aware.

You may only deal in Aviva shares in periods permitted by the Aviva Share Dealing Code. If it transpires that the vesting of your Award is prohibited due to Dealing Restrictions, your Award will vest and shares released to you as soon as such Dealing Restrictions have been lifted.

4.	What are Dealing Restrictions?

Dealing Restrictions are restrictions imposed by statute, order, regulation or Government directive, or by the Model Code or any code adopted by the Company based on the Model Code and for this purpose the Model Code means the Model Code on dealings in securities set out in Listing Rule 9, annex 1 (of the London Stock Exchange), as varied from time to time.

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5.	What happens if I leave the Aviva group?

If your employment is terminated due to resignation or due to dismissal for gross misconduct or gross incompetence, your Award will be forfeited as follows:

•	the Company will reclaim any part of the Award, including shares or cash in respect of dividends, which have vested during the twelve months prior to the termination date; and

•	any part of the Award that has not vested will lapse.

If your employment is terminated for any of the reasons set out below then any unvested part of the award will vest on the termination date and the Company will not reclaim any part of the Award, including shares or cash in respect to dividends, which has vested during the twelve months prior to the termination date. The reasons are:

(i)	dismissal (other than for gross misconduct or gross incompetence);

(ii)	retirement with the agreement of your employer;

(iii)	ill-health, injury or disability, as established to the satisfaction of the Company;

(iv)	your employing company ceasing to be a Member of the Group;

(v)	a transfer of the undertaking, or the part of the undertaking in which you work, to a person which is not a Member of the Group;

(vi)	redundancy, but only in circumstances which give rise to a redundancy payment;

(vii) death; and

(viii) any other reason, if the Directors so decide in any particular case.

6.	What happens if there is a change of control of the Company?

If there is a change of control of the Company (by way of a general offer or court sanction) or similar corporate event (as determined by the Remuneration Committee), your Award will vest on the date of the relevant event. In certain circumstances (eg where there is a change of control due to an agreed merger or an internal restructuring), the Company may require you to exchange your Award for an equivalent award over shares in the acquiring company provided that the terms relating to such equivalent award are no less favourable to you.

7.	What are the tax implications?

You will be subject to income tax and National Insurance Contributions on the market value of the shares in respect of the vested Award on the date on which they are released to you. This amount must be collected through the PAYE system and you agree that a sufficient number of shares will be sold on your behalf, or forfeited, to cover your tax liability before the balance of the shares are released to you.

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8.	What happens to dividends on the shares?

You will not be entitled to dividends in respect of any shares comprised in your Award before they are released to you. However, the Company will arrange for a dividend equivalent payment, in the form of cash or shares (as determined by the Remuneration Committee), to be made to you on or around vesting of each tranche of your Award. The amount of this payment will be equivalent to the dividends that would have been paid on the shares subject to the relevant tranche of the Award between the grant date and the vesting date had you been the registered owner of the shares during that period. You will be entitled to all dividends which are paid on the shares after they have been transferred into your name.

9.	Are there any other conditions which must be satisfied before any tranche of my Award can vest?

In order for any tranche of your Award to vest, you must be employed by the Company or a group company of Aviva plc and not be serving notice on each the vesting dates.

Points to note

Your Award is personal to you and may not be transferred, assigned or otherwise disposed of to anyone else.

The Award shall not confer on you any legal or equitable rights against the trustees of any employee benefit trust which may be used in conjunction with your Award, the Company or any subsidiary, directly or indirectly, or give rise to any cause of action in law or in equity against such trustees, the Company or any subsidiary.

You will not be entitled to vote, receive dividends or have any other rights of a shareholder in respect of the shares under award until they have been released to you.

The benefits provided to you in respect of the Award shall not count as pay or remuneration for pension fund or other purposes.

In no circumstances shall you, on ceasing to hold any office or employment with the Aviva group (whether or not upon breach of your contract of employment by your employer), be entitled to any compensation for any loss of any right or benefit or prospective right or benefit in relation to the Award whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise.

This booklet sets out the terms and conditions of your Award. In case of any dispute, the decision of the Remuneration Committee of the Board will be final and binding on all concerned. The Remuneration Committee may at any time and in any way amend the terms of your Award. The terms of the Award shall be governed by English law and the English courts shall have non-exclusive jurisdiction in respect of any disputes arising under or in connection with the Award.

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If you have any queries in relation to your Award, please contact the Group General Counsel and Company Secretary.

Kirstine Cooper
Group General Counsel and Company Secretary

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